Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Nipyata, Inc.
308 Catalina Boulevard
San Rafael, CA 94901
nipyata.com

Up to $1,234,999.56 in Common Stock at $2.13
Minimum Target Amount: $9,998.22

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Nipyata, Inc.
Address: 308 Catalina Boulevard, San Rafael, CA 94901
State of Incorporation: DE
Date Incorporated: March 16, 2021

Terms:

Equity

Offering Minimum: $9,998.22 | 4,694 shares of Common Stock
Offering Maximum: $1,234,999.56 | 579,812 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.13
Minimum Investment Amount (per investor): $249.21

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$249+ | The Stay Classy

Receive a 12-pack of our Drinkable Greeting Cards to share with your favorite boozy friends, family and co-workers, plus 10% off NIPYATA! orders for one year. Stay Classy you boozy beauty.

$500+ | The Stay Bougie

Receive a FREE Stay Classy Burrito (includes 10 of our favorite nips) with your investment. Celebrate perhaps the smartest investment you've ever made by smashing the original booze-filled piñata. Cheers to you, Mr. Warren Buffet, you boozy beaut!

$1,000+ | The Dirty Bird

Receive a FREE $100 Sampler Pack from our favorite Beverage Alcohol Brands including BakeSale, SodaJerk, Hecho Tequila & Soda, VIVA Tequila Seltzer and Celaya Tequila! This investment is going to be the talk of the town at your next social soiree.

$2,500+ | El Toro Loco

Receive a FREE $150 Sampler Pack as detailed in Tier 3. The Crazy Bull once said you'd be crazy not to invest into NIPYATA! Start Engine Round. Then you realized you didn't invest nearly enough. Double down with the El Toro Loco and thank us later.

$5,000+ | The Peen

Receive a FREE $250 Sampler Pack as detailed in Tier 3. The Peen-Yata! put NIPYATA! on the map for the ultimate Bachelorette Party Enhancement Gift - and this investment might just put you on the Midas List. Includes 5% additional bonus shares.

$10,000+ | The Sugar Mama

15% Off All Nipyata Purchases For 2 Years. Receive a FREE $500 Sampler Pack as detailed in Tier 3! If you've always wanted to become a Sugar Mama, this perhaps could be just the right investment for you. Includes 10% additional bonus shares.

$25,000+ | The Big Hitter

20% Off All Nipyata Purchases For 2 Years. Receive a FREE $1,000 Sampler Pack as detailed in Tier 3. You're a Big Hitter and now it's time to get back on your yacht and enjoy some tasty beverages, you beauty! Includes 15% additional bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

StartEngine 10% Owners' Bonus

Nipyata, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.13 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $213. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Niptaya, Inc. is building the go-to online platform for beverage alcohol. Brands leverage our platform to create unique products, compliant e-commerce activation, and effective digital marketing campaigns to grow sales, customer engagement, and brand awareness. We've partnered with Bud Light, Angry Orchard, Captain Morgan, SVEDKA, Skrewball Whiskey, and other beverage brands to help them stand out in the market.

NIPYATA! provides a platform for brands to create branded "Drinkable Greeting Cards" "Booze-filled Piñatas" and "Booze-filled Advent Calendars" - we generate revenue on the production and design of the products, selling the products into retailers, selling paid media deals and consumer sales online on our e-comm store nipyata.com

Niptaya, Inc. is a C Corporation that was organized under the laws of Delaware on March 16, 2021.

On March 24, 2021, Nipyata, Inc., a Delaware corporation (surviving company) merged with Nipyata, Inc., a New Jersey corporation with Nipyata, Inc. becoming the lone surviving entity.

Competitors and Industry

Drizly - the largest online marketplace for beverage alcohol - no unique gifting options

ReserveBar - luxury online marketplace for spirits - limited and expensive gift options

SpeakEasy - e-comm platform for bev alc focused on logistics and shipping.

Thirstie - niche e-comm platform for bev alc

Saucey - niche e-comm platform for bev alc

We are differentiated in that we are creating unique branded products unavailable on any other online stores, a marketing SaaS platform, and compliant e-comm activation.

The US online gifting market is worth $131 billion. E-commerce alcoholic beverage sales grew by 43% in 2020 and are expected to increase by 66% between 2022 and 2025 (https://www.beveragedaily.com/Article/2021/12/07/Beverage-alcohol-ecommerce-set-to-grow-66-in-2020-2025).

Current Stage and Roadmap

<u>CURRENT STAGE</u>

We have bootstrapped to over $2MM in revenue and we now want to scale our partnerships, accelerate in-store availability and build out a technology platform for brands to create products, launch marketing campaigns, and better manage their online gifting. We want to build the go-to platform for beverage alcohol gifting for big and small beer, wine, champagne, RTD, and spirits brands across the globe.

<u>FUTURE ROADMAP</u>

Launching new products

We will be building out a new line of products every 2 - 3 months including gifting solutions, subscriptions, full-size wine, champagne, beer, and spirits. We plan to onboard new brands and offer a SaaS platform to help new brands launch online.

Expanding distribution channels

We are expanding our distribution channels by working on a wholesale expansion to get our branded products into retail liquor stores and big box retailers that sell beverage alcohol. Part of our raise is to have funds available to hire wholesale salespeople to help us expand. This will allow us to list our products on additional e-comm marketplaces such as Drizly and GoPuff.

Increase certain marketing efforts

We will be investing in larger partnerships and national pr campaigns to amplify the brand.

Any major works in the development in the upcoming year.

We have a plan for over 30,000 units of our NIPYATA! Cinco de Mayo Gift Pack to be available for same-day delivery on Cinco de Mayo in over 20 major markets via NIPYATA!, GoPuff and Drizly.

The Team

Officers and Directors

Name: William Hench

William Hench's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Co-Founder, Director
  Dates of Service: January, 2019 - Present
  Responsibilities: Hiring, Sales, Marketing, Brand, Funding - William Hench has an annual salary of $48,000 and equity compensation of 3,200,000 shares

Name: Dan Cedrone

Dan Cedrone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO, Co-Founder, Director
  Dates of Service: January, 2019 - Present
  Responsibilities: Financials, Reporting, Product Development, Manufacturing, Inventory Dan Cedrone has an annual salary of $0.00 and equity compensation of 3,200,000 shares. Dan works 50 hours per week at Nipyata.

Other business experience in the past three years:

- **Employer:** Street Account
  Title: Analyst
  Dates of Service: January, 2012 - Present
  Responsibilities: Research and Analysis for Financial Companies. Dan works 40 hours per week at Street Account.

Name: Andrew Hench

Andrew Hench's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CRO, Co-Founder, Director
  Dates of Service: January, 2019 - Present
  Responsibilities: Sales, B2B Sales, Retail Expansion, Customer Success, Customer Service Andrew Hench has an annual, monthly salary of $0.00 and equity compensation of 1,600,000 shares. Andrew works 40 hours per week at the Company.

Other business experience in the past three years:

- **Employer:** Amazon
  Title: Manager
  Dates of Service: January, 2021 - Present
  Responsibilities: Operations. Andrew works 40 hours per week at Amazon.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms

of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational e-commerce platform or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a

prototype for our SaaS E-Comm platform. Delays or cost overruns in the development of our SaaS E-comm platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Nipyata Inc. was formed on 6/11/2014 . Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Nipyata Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Beverage Alcohol Digital Commerce is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the

selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Nipyata.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Nipyata.com could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
William Hench	3,200,000	Common Stock	40.0%
Dan Cedrone	3,200,000	Common Stock	40.0%
Andrew Hench	1,600,000	Common Stock	20.0%

The Company's Securities

The Company has authorized SAFE, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 579,812 of Common Stock.

SAFE

The security will convert into Preferred stock or common stock (see below for additional information) and the terms of the SAFE are outlined below:

Amount outstanding: $1,908,000.00
Interest Rate: %
Discount Rate: 0.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: an Equity financing, Liquidation Event or a Dissolution Event (see below for additional information)

Material Rights

Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Capital Stock equal to the Purchase Amount divided by the Conversion Price (the "Total Number of Shares"); provided, however, that, the Total Number of Shares shall consist of (i) that number of shares of Standard Preferred Stock issued in the Equity Financing obtained by dividing (A) the entire Purchase Amount by (B) the Equity Financing Price (the "Number of Preferred Stock") and (ii) that number of shares of Common Stock equal to the Total Number of Shares minus the Number of Preferred Stock.

In connection with the issuance of Capital Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock in connection with the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment (or equivalent consideration in the event of a Change of Control in which the sole consideration received by the Company's equity holders is in a form other than cash) equal to the Purchase Amount (the "Cash-Out Amount") (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section 1(b)(i), the Cash-Out Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event, and shall be in respect of all obligations of the Company pursuant to this instrument. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

Definitions.

"Capital Stock" means the capital stock of the Company, including, without limitation, the "Common Stock" and the "Preferred Stock."

"Change of Control" means (i) a transaction or series of related transactions in which any “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company’s board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

“Company Capitalization” means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

“Conversion Price” means either (1) the SAFE Price or (2) the Equity Financing Price, whichever calculation results in a greater Total Number of Shares.

“Distribution” means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider’s employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

“Dissolution Event” means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company’s creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

“Equity Financing” means a bona fide transaction or series transaction with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

“Equity Financing Price” means the price per share of the Standard Preferred Stock sold in the Equity Financing.

"Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"Liquidity Event" means a Change of Control or an Initial Public Offering.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"SAFE" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors ("SAFE Investors") for the purpose of funding the Company's business operations.

"SAFE Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"Standard Preferred Stock" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,246,244 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding of Common Stock includes 1,246,244 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Restrictions on Transfer

11.1.1 No holder ("Stockholder") of shares of capital stock of the Corporation ("Shares") may transfer, sell, assign, pledge, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or otherwise in any manner dispose of or encumber, whether voluntarily or by operation of law, or by gift or otherwise ("transfer"), Shares or any right or interest therein without the prior written consent of the Corporation, in its sole discretion, and such holder otherwise complying with the requirements of this Article XI.

11.1.2 The restriction contained in subsection 11.1.1 shall not apply to the following transactions (each, a "Permitted Transfer"): (i) any transfer during the Stockholder's lifetime by gift or pursuant to domestic relations orders to the Stockholder's immediate family or a trust for the benefit of Stockholder or Stockholder's immediate family, where "immediate family" as used herein shall mean spouse, Spousal Equivalent, lineal descendant or antecedent, parent, sibling, stepchild, stepparent, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law (and for avoidance of doubt shall include adoptive relationships), and where a person is deemed to be a "Spousal Equivalent" provided the following circumstances are true: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least 18 years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely; (ii) any transfer or deemed transfer effected pursuant to the Stockholder's will or the laws of intestate succession; (iii) any transfer by an entity Stockholder to an Affiliate (as defined below) of such Stockholder, where, for purposes of this Article XI, (a) an "Affiliate" of an entity Stockholder shall include any individual, firm, corporation, partnership, association, limited liability company, trust or other entity who, directly or indirectly, controls, is controlled by or is under common control with such entity Stockholder or such entity Stockholder's principal, including, without limitation, any general partner, managing member, managing partner, officer or director of such entity Stockholder, such entity Stockholder's principal or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such entity Stockholder or such entity Stockholder's principal, and (b) the terms "controlling," "controlled by," or "under common control with" shall mean the possession, directly or indirectly, of (x) the power to direct or cause the direction of the management and policies of an entity Stockholder, whether through the ownership of voting securities, by contract, or otherwise, or (y) the power to elect or appoint at least 50% of the directors, managers, general partners, or persons exercising similar authority with respect to such entity Stockholder; (iv) a corporate Stockholder's transfer of all of its shares to a single transferee pursuant to and in accordance with the terms of any bona fide merger, consolidation, reclassification of shares or capital reorganization of the corporate Stockholder, or pursuant to a bona fide sale of all or substantially all of the stock or assets of a corporate Stockholder, provided in each case that such transfer is not essentially simply a transfer of the Shares without substantial additional assets other than cash or cash equivalents being transferred; (v) any repurchase or redemption of Shares by the Corporation: (a) at or below cost, upon the occurrence of certain events, such as the termination of employment or services; or (b) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such Shares (including the purchase of such Shares by the Corporation's assignee); and/or (vi) any transfer or deemed transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors are less than a quorum; provided, however, that notwithstanding the foregoing, if a transfer or deemed transfer is approved pursuant to this clause (vi) and the Shares of the transferring Stockholder are subject to co-sale rights (the "Co-Sale Rights"), the persons and/or entities entitled to the Co-Sale Rights shall be permitted to exercise their respective Co-Sale Rights in conjunction with such approved transfer or deemed transfer without any additional approval of the Board. provided, however, that each transferee, assignee, or other recipient of any interest in the Shares shall, as a condition to the transfer, agree to be bound by all of the restrictions set forth in these Bylaws.

11.1.3 As a condition to any transfer, the Corporation may, in its sole discretion, (i) require in connection with such transfer of Shares delivery to the Corporation of a written opinion of legal counsel, in form and substance satisfactory to it or its legal counsel in their respective discretion, that such transfer is exempt from applicable federal, state or other securities laws and regulations (a "Legal Opinion"), (ii) charge the transferor, transferee or both a transfer fee in such amount as may be reasonably determined by the Corporation's management in order to recoup the Corporation's internal and external costs of processing such transfer, due and payable to the Corporation prior to or upon effectiveness of such transfer, and/or (iii) require such transfer to be effected pursuant to a standard form of transfer agreement in such customary and reasonable form as may be determined by the Corporation's management from time to time in its discretion.

Right of First Refusal

11.2.1 In addition to and without limiting the effect of Section 11.1, if the Stockholder desires to transfer any of his Shares pursuant to Section 11.1.2(vi) above, then the Stockholder shall first give written notice thereof to the Corporation. The notice shall (i) name the proposed transferee, (ii) state (a) the number of Shares to be transferred, (b) the proposed consideration and (c) all other terms and conditions of the proposed transfer, (iii) be signed by such Stockholder and the proposed purchaser or transferee, (iv) must constitute a binding commitment subject to the Corporation's right of first refusal as set forth herein, (v) be accompanied by proof satisfactory to the Corporation or its legal counsel that the proposed sale or transfer will not violate any applicable U.S. federal, state or other securities laws, and (vi) offer the Shares at the same price and upon the same terms (or terms as similar as reasonably possible) to the Corporation or its assignee(s). The notice shall not be deemed delivered for purposes of this Section 11.2 until the later of (i) such time as the transferring Stockholder shall have delivered the foregoing notice to the Corporation, (ii) such time as any Legal Opinion that may be required pursuant to subsection 11.1.3(i) shall have been delivered to the Corporation, (iii) such time as an officer of the Corporation shall have confirmed in writing (including via email) that no such Legal Opinion shall be required with respect to the proposed transfer (or is not required to be delivered until a time reasonably in advance of the consummation of the proposed transfer).

11.2.2 For thirty (30) days following receipt of such notice, the Corporation and/or its assignee shall have the option to purchase all (but not less than all) of the Shares specified in the notice at the price and upon the terms (or terms as similar as reasonably possible) set forth in such notice; provided, however, that, with the consent of the transferring Stockholder, the Corporation shall have the option to purchase a lesser portion of the Shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the Shares, and that is not otherwise exempted from the provisions of this Section 11.2, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the Shares or, with consent of the transferring Stockholder, a lesser portion of the Shares, it shall give written notice to the transferring Stockholder of its election and settlement for said Shares shall be made as provided below in the next paragraph.

11.2.3 In the event the Corporation and/or its assignee(s) elect to acquire any of the Shares of the transferring Stockholder as specified in said transferring Stockholder's notice, the Secretary of the Corporation shall so notify the transferring Stockholder and settlement thereof shall be made in cash within sixty (60) days after the Secretary of the Corporation receives said transferring Stockholder's notice; provided that if the terms of payment set forth in said transferring Stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said Shares on the same terms and conditions set forth in said transferring Stockholder's notice.

11.2.4 In the event the Corporation and/or its assignees(s) do not elect to acquire all of the Shares specified in the transferring Stockholder's notice, said transferring Stockholder may, within the sixty (60)-day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the Shares specified in said transferring Stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring Stockholder's notice. All Shares so sold by said transferring Stockholder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

11.2.5 Anything to the contrary contained herein notwithstanding, a Permitted Transfer shall be exempt from the provisions of this Section 11.2.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $1,908,000.00
  Use of proceeds: Inventory, Marketing, Operating Expense
  Date: May 10, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Financial statements

Our financial statements for the years ending December 31, 2021 and 2020 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

The Company generates revenue by selling customized consumer goods packaging, paper goods and innovative consumer gifting products in the United States. The Company also generates revenue through corporate gifting, wholesale, Paid Media Partnerships, SaaS fees and Digital Marketing Services.

Results of operations

Revenue

2021 was a very successful year for the Company as we experienced record revenues and unit sales. 2021 revenues exceeded $1.89 million, up more than 9% from 2020. This increase in sales was primarily driven by US-based direct-to-consumer sales, which represented over 90% of total 2021 sales. We believe that this performance was primarily driven by three factors: improved Return on Advertising Spend, consumers purchase behavior shifting online and increased demand for consumer gifting.

Cost of sales

Cost of sales in 2021 was $1,214,032, up approximately $700,000 from 2020's cost of sales of $745,323. The increase in cost of sales was caused by the increase in labor, shipping and supplies.

Gross margins

Gross profit in 2021 was $685,878 down from a 2020 gross profit of $992,935, a decrease of almost $320,000. Gross margins as a percentage of revenue decreased from 57% in 2020 to 36% in 2021. This decreased performance was primarily driven by a significant increase in costs from logistics, shipping and supply chain resulting in higher cost of input goods.

Expenses

2021 expenses were $1,977,000, up almost $830,000 from expenses of $1,175,000 in 2020. Over $450,000 of this increase is from additional marketing spend, primarily related to the 2021 paid digital marketing campaigns which were less effective and more costly due to data privacy rules put in place by social media advertising platforms. The increase in expenses is also primarily related to increased wages of $140,000.

Historical results and cash flows:

Inventory and Marketing were the most cash flow intensive over the past two years

Raising the SAFE note helped generate cash. We will likely raise more equity to generate additional cash and will be able to use revenue as a source of cash.

W believe past financial performance will be indicative of future financial performance as we have been in business for over 2 years and we have been selling products and services in the market.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 15th, the Company has $120,000 in cash on hand and have access to additional funding through our existing angel investors and shareholder loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will be used for hiring, inventory and sales and marketing. We have other capital resources available via possible future shareholder loans or additional equity raises

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for one year. This is based on a current monthly burn rate of $10K for expenses related to marketing, salaries and inventory

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for three years. This is based on a current monthly burn rate of $10K for expenses related to marketing, salaries and inventory

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including loans, lines of credit and future capital raises.

Indebtedness

- **Creditor:** David Zion
  Amount Owed: $75,000.00
  Interest Rate: 5.0%

Maturity Date: December 31, 2023

- **Creditor:** David Welch
  Amount Owed: $70,000.00
  Interest Rate: 5.0%

- **Creditor:** RevUp
  Amount Owed: $650,000.00
  Interest Rate: 9.0%
  RevUp is entitled to a revenue share of 6% until they receive 2.2x on investment.

- **Creditor:** CFT Clear Finance
  Amount Owed: $69,000.00
  Interest Rate: 9.0%
  CFT is currently owed $69,000 under a revenue share agreement whereby the company will pay CFT in connection with sales from their business.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $17,040,000.00

Valuation Details:

To date, as a boot-strapped company, we've been able to hit ~$2M in topline revenue. We're building out a SaaS offering that we anticipate will bring in a significant amount of additional annual recurring revenue within one year based on price-to-sales multiples and our growth rate (*See additional projection related information below*).

Our closest competitors are ReserveBar, a luxury online marketplace for spirits, and SpeakEasy, an e-comm platform for beverage alcohol logistics and shipping. What differentiates us is that we create unique branded products that are unavailable at any of our competitors, especially our ancillary competitors such as Drizly and other online alcohol ordering and delivery services, as well as a marketing SaaS platform and three-tier compliant e-comm activation.

The US online gifting market is worth $131 billion. E-commerce alcoholic beverage sales grew by 43% in 2020 and are expected to increase by 66% between 2022 and 2025 (https://www.beveragedaily.com/Article/2021/12/07/Beverage-alcohol-ecommerce-set-to-grow-66-in-2020-2025).

Based on the addressable market, our historical growth performance, and projections to increase our annual recurring revenue with a year on top of our legacy products with revenue of around $2M, we see a market valuation of $17M.

Please see risk factors for additional information regarding the use of projections.

This valuation was calculated internally by the Company without the use of any formal third-party independent evaluation

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock authorized. The company has no outstanding options or warrants. In making this calculation, we have not assumed any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,908,000.00 in SAFE Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.22 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  10.0%
  we will invest into digital marketing

- *Company Employment*

40.0%
we will be using funds to hire full time employees in sales and engineering roles

- *Inventory*
  20.0%
  we'll produce new paper goods products and display units.

- *Research & Development*
  24.5%
  we are working on new product lines and samples for bev alc partner projects

If we raise the over allotment amount of $1,234,999.56, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  30.0%
  paid digital marketing campaigns, podcast advertising and tv campaigns.

- *Company Employment*
  40.0%
  we will be hiring to bolster our sales and software engineering teams.

- *Inventory*
  18.5%
  we'll be investing into more paper goods inventory and new product lines.

- *Research & Development*
  6.0%
  we'll need to invest into samples and product development for brand partnerships.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at nipyata.com (https://nipyata.com/pages/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nipyata

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Nipyata, Inc.

[See attached]

NIPYATA, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Nipyata, Inc.
San Rafael, California

We have reviewed the accompanying financial statements of Nipyata, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 10, 2022
Los Angeles, California

NIPYATA INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 97,573	$ 33,831
Acccounts Receivable, net	18,370	26,717
Inventory	341,294	136,437
Prepaids and Other Current Assets	12,790	1,500
Total Current Assets	**470,027**	**198,486**
Total Assets	**$ 470,027**	**$ 198,486**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 68,892	$ 112,046
Credit Cards	90,289	-
Forward Financing	306,778	98,206
Current Portion of Loans and Notes	190,594	190,931
Deferred revenue	101,626	-
Other Current Liabilities	33,010	-
Total Current Liabilities	**791,188**	**401,183**
Simple Agreement for Future Equity (SAFEs)	1,279,700	115,000
Total Liabilities	**2,070,888**	**516,183**
STOCKHOLDERS EQUITY		
Common Stock	800	-
Additional Paid in Capital	11,103	10,061
Retained Earnings/(Accumulated Deficit)	(1,612,765)	(327,758)
Total Stockholders' Equity	**(1,600,861)**	**(317,697)**
Total Liabilities and Stockholders' Equity	**$ 470,027**	**$ 198,486**

See accompanying notes to financial statements.

NIPYATA INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 1,899,910	$ 1,739,147
Cost of Goods Sold	1,214,032	745,323
Gross profit	685,878	993,824
Operating expenses		
General and Administrative	905,678	545,916
Research and Development	939	-
Sales and Marketing	1,025,724	592,624
Total operating expenses	1,932,342	1,138,540
Operating Income/(Loss)	(1,246,463)	(144,716)
Interest Expense	44,775	38,322
Other Loss/(Income)	(6,232)	(4,000)
Income/(Loss) before provision for income taxes	(1,285,007)	(179,038)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,285,007)**	**$ (179,038)**

See accompanying notes to financial statements.

NIPYATA INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**-**	**$ -**	**$ 24,060**	**$ (148,720)**	**$ (124,660)**
Capital distribution			(13,999)		(13,999)
Net income/(loss)				(179,038)	(179,038)
Balance—December 31, 2020	-	-	10,061	$ (327,758)	**$ (317,697)**
Issuance of Stock	8,000,000	800	1,043		1,843
Net income/(loss)				(1,285,007)	(1,285,007)
Balance—December 31, 2021	**8,000,000**	**$ 800**	**$ 11,103**	**$ (1,612,765)**	**$ (1,600,861)**

See accompanying notes to financial statements.

NIPYATA INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,285,007)	$	(179,038)
Changes in operating assets and liabilities:				
Acccounts receivable, net		8,348		(26,717)
Inventory		(204,857)		(136,437)
Prepaids and Other Current Assets		(11,290)		-
Accounts Payable		(43,154)		108,992
Credit Card		90,289		(19,476)
Deferred revenue		101,626		
Other Current Liabilities		33,010		-
Net cash provided/(used) by operating activities		**(1,311,035)**		**(252,677)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		1,843		-
Capital Distribution		-		(13,999)
Forward Financing		208,572		98,206
Promissory Notes and Loans		(337)		190,931
Simple Agreement for Future Equity (SAFEs)		1,164,700		10,000
Net cash provided/(used) by financing activities		**1,374,777**		**285,138**
Change in Cash		63,742		32,461
Cash—beginning of year		33,831		1,370
Cash—end of year	**$**	**97,573**	**$**	**33,831**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	44,775	$	38,322
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Nipyata Inc. was incorporated on March 16, 2021, in the state of Delaware. On March 24, 2021, the company Nipyata Inc, a Delaware corporation (surviving company) merged with Nilyata Inc., a New Jersey. The financial statements of Nipyata, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Rafael, California.

Nipyata is an online gifting platform for beverage alcohol brands. We offer paper goods gifts including alcohol-filled piñatas, drinkable greeting cards, alcohol-filled advent calendars and gift bundles for beer, wine and spirits brands. We partner with retail liquor stores to pick, pack, and ship all products sold on Nipyata.com. We also wholesale our products to retail liquor stores and offer paid media marketing services to our beverage-alcohol brand partners.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Income Taxes

Nipyata Inc. is a S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from selling paper goods gifts including alcohol-filled piñatas, drinkable greeting cards, alcohol-filled advent calendars and gift bundles for beer, wine and spirits brands.

Cost of sales

Costs of goods sold include finished goods and fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $1,025,724 and $592,624, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 10, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Parts	341,294	136,437
Total Inventory	**$ 341,294**	**$ 136,437**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Expenses	11,290	-
Other current asset	1,500	1,500
Total Prepaids and Other Current Assets	**$ 12,790**	**$ 1,500**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Tax Payable	33,010	-
Shopify Payments clearing	101,702	
Total Other Current Liabilities	**$ 134,713**	**$ -**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 8,000,000 shares and 0 shares have been issued and are outstanding.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
Promissory Note - David Welch	$ 100,000		11.00%	9/10/2020	9/10/2021	$ 8,140	$ 8,140	$ 74,000	$ -	$ 74,000	$ 2,988	$ 2,988	$ 81,500		$ 81,500
Promissory Note - David Zion	$ 150,000	$ 7,500		6/28/2021	on demand	$ 7,500	$ 7,500	$ 84,483		$ 84,483	$ 7,500	$ 7,500	$ 100,000		$ 100,000
PayPal Working Capial loan	$ 50,000	$ 3,482		7/1/2021	10/1/2021	$ 3,482	$ 3,482	$ 32,111		$ 32,111			$ 9,431		$ 9,431
Total						$ 19,122	$ 19,122	$ 190,594	$ -	$ 190,594	$ 10,488	$ 10,488	$ 190,931	$ -	$ 190,931

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 190,594
2023	-
2024	-
2025	-
2026	-
Thereafter	-
Total	**$ 190,594**

Forward Financing

During fiscal year 2021, the Company entered into a finance agreement with CFT Clear Finance Technology Corp. in the amount of $97,500. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $39,510 and $79,176, and entire amount is classified as the current portion.

During fiscal year 2021, the Company entered into a finance agreement with RevUp Capital in the amount of $350,000. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $250,000 and $0, and entire amount is classified as the current portion.

During fiscal year 2021, the Company entered into a finance agreement with Wayflyer in the amount of $100,000. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. It bears a transaction fee of 4%. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $17,267 and $19,030, and the entire amount is classified as the current portion.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

			As of Year Ended December 31,	
SAFE(s)	Borrowing Period	Valuation Cap	2021	2020
Safes I - II	Fiscal Year 2018	$ 3,250,000	$ 40,000	$ 40,000
Safes III-V	Fiscal Year 2018	$ 4,000,000	$ 65,000	$ 65,000
Safe VI	Fiscal Year 2020	$ 4,000,000	$ 10,000	$ 10,000
Safes VII-XXXI	Fiscal Year 2021	$ 15,000,000	$ 1,164,700	
Total SAFE(s)			**$ 1,279,700**	**$ 115,000**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Capital Stock equal to the purchase amount divided by the Conversion Price (the "Total Number of Shares"); provided, however, that, the total number of shares shall consist of (i) that number of shares of Standard Preferred Stock issued in the Equity Financing obtained by dividing (A) the entire purchase amount by (B) the Equity Financing Price (the "Number of Preferred Stock") and (ii) that number of shares of Common Stock equal to the total number of shares minus the number of Preferred Stock. If there is a liquidity event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment (or equivalent consideration in the event of a change of control in which the sole consideration received by the Company's equity holders is in a form other than cash) equal to the purchase amount (the "Cash-Out Amount") or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the liquidity price, if the Investor fails to select the cash option. If there is a dissolution event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the dissolution event. The purchase amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through June 10, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,246,463, an operating cash flow loss of $1,311,035, and liquid assets in cash of $97,573, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN NIPYATA TODAY!

The Future of Beverage Alcohol E-Commerce

Nipyata is an online platform that helps beverage alcohol brands connect with consumers by creating unique branded experiences to increase brand awareness and improve online sale...
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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


NIPYATA!
NIPYATA.COM

$79,806.92 Raised

Invest Now
$2.13 Per Share

RAISED	INVESTORS
$79,806.92	134
MIN INVEST	**VALUATION**
$249.21	$17.04M

Reasons to Invest

- We solve numerous problems created by the three-tier alcohol sales model by providing brands with a platform for marketing data analytics and compliant online sales and delivery of their products.
- As the market moves online, we believe our business is positioned to benefit from increased digital paid media and beverage alcohol e-sales growth. E-commerce alcoholic beverage sales grew by 43% in 2020 and are expected to increase by 66% between 2022 and 2025 (source).
- We have business relationships with major companies across the alcoholic beverage industry, including BudLight, Angry Orchard, Aviation Gin, Betty Buzz, Cutwater and Skrewball Whiskey.

OVERVIEW

A Fresh Approach to E-Commerce Alcohol Sales


WHAT IS NIPYATA!?

NIPYATA! is a fully integrated, three-tier compliant online e-commerce and marketing platform. Our creative product development delivers unique, high-margin products and memorable experiences that consumers love and the product/market fit our brand partners are looking for.


TODAY
SHOP TODAY
$89.99
NIPYATA! ADULT PIÑATAS

With business relationships and brand partnerships across the alcoholic beverage market and a team of experienced leaders in the beverage and e-commerce industries, we are ready to build the future of online beverage sales.

THE PROBLEM

Lackluster Options for Brands to Create Memorable Products for the Modern Consumer

We believe large beverage brands struggle to stand out in a market lacking creative product development and compliant options for e-commerce sales fulfillment. Small beverage brands also lack cost-effective solutions to increase brand awareness and product sales, in our view.

THE SOLUTION

A Digital Commerce and Marketing Platform Elevating Alcohol Brands


CHEERS TO A YEAR WE'D ALL LIKE TO FORGET.
NIPYATA!
NIPYATA!
NIPYATA!
BOOZE-FILLED ADVENT CALENDAR

We realized there was a big opportunity when we created our first branded customer beverage alcohol product (our nip-filled piñata), which quickly went viral and ended up on Comedy Central and The Today Show (source, source). What if we could provide this type of platform to all beverage alcohol brands, big and small, as they could all benefit from unique CPG product development and DTC online activations?

NIPYATA! partners with existing alcoholic beverage brands to deliver their products to consumers with unique, branded experiences. We provide marketing as a service and a compliant sales platform to help beverage brands scale. We route our orders to liquor stores which then deliver the products, and also sell our products to liquor stores for them to deliver their own orders.

Some of our awesome brand collaborators:

Our Pilot Partners:

Our digital platform allows brands to create and sell a wide variety of unique, branded experiences, including gift bundles, nip-filled piñatas, boozy advent calendars, and "drinkable" greeting cards. From birthday parties to graduations to bachelorette parties to any other milestone event, our platform allows brands to deliver consumers a truly memorable experience.

We also work with our brand clients by providing valuable marketing demographics and insights based on our consumer base to use in their digital marketing and targeting strategies.

NIPYATA! is not just a single brand, but a digital commerce platform that will support thousands of beverage alcohol brands.

THE MARKET

Investing in the Future of a Massive Market


NIPYATA!
BOOZE-FILLED
ADVENT CALENDAR

The US online gifting market is worth $131 billion. E-commerce alcoholic beverage sales grew by 43% in 2020 and are expected to increase by 66% between 2022 and 2025 (source). The Bev Alc industry has historically been recession proof and performs in both up markets and down markets. (source)


E-Commerce Alcoholic Beverage Sales
GREW BY 43% IN 2020

Source: Beverage Daily

With the recent acquisitions of e-commerce alcoholic beverage companies like Drizly and Minibar, the beverage industry is increasingly investing in online beverage sales as the future of the industry (source, source).

Our research shows that Beverage Alcohol E-Comm 1.0 was about Drizly and others connecting retailers with consumers. We believe BevAlc E-Comm 2.0 will manifest through brands connecting directly to consumers for unique e-comm experiences and allowing brands to leverage the customer data to improve sales.

OUR TRACTION

Strong Collaborations and Growing Sales

We have already established business relationships with a wide range of major alcoholic beverage brands, including BudLight, Angry Orchard, Aviation Gin, Betty Buzz, Cutwater and Skrewball Whiskey.

Over the past few years, our small team has grown our company to hit $2.1 million in annual sales and has proven our ability to scale quickly.

We currently have patents pending for our Drinkable Greeting Card.



FEATURED ON
TODAY
COMEDY CENTRAL
food network
BUSTLE
COSMOPOLITAN

Sources: Today, Bustle, Food Network, Cosmopolitan, Comedy Central

WHY INVEST

Envisioning the Future of E-Commerce Sales

As the e-commerce beverage market continues to develop, we see ourselves as being on the cutting edge of this emerging market. We have achieved tremendous growth with a small team and are now ready to scale.

Join us as we build our digital commerce and marketing platform to harness a fast-growing multi-billion market.



NIPYATA!
DOWNLOAD THE APP
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9:41
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BOOZE-FILLED GIFTS DELIVERED
SHOP NOW
FEATURED ON
TODAY

ABOUT

HEADQUARTERS	VALUATION
	$17.04M

Nipyata is an online platform that helps beverage alcohol brands connect with consumers by creating unique branded experiences to increase brand awareness and improve online sales. We partner with both emerging beverage alcohol brands and the world's largest beverage alcohol brands. We monetize through Paid Media, Direct To Consumer (DTC) E-commerce, and Software as a Service (SaaS).

TEAM



William Hench
CEO, Co-Founder, Director

Harvard BA and NYU Stern MBA experienced e-commerce and consumer startup executive. Co-founder of Threadlab, a venture backed personalized e-commerce platform for sustainable apparel.



Dan Cedrone
COO, Co-Founder, Director

Northeastern BA and Babson MBA. Owner/operator of Marblehead Memorials, and seasoned product development expert.



Andrew Hench
CRO, Co-Founder, Director

Wheaton College BA and Co-Founder of Threadlab and early Wayfair.com employee.



Piyush Pathak
E-Commerce, web applications

Innovative E-Commerce expert with experience building web applications and large scale consumer startups. Founded CommerceUp.



Ryan Nestor
Sales Director

Nestor has over 20 years of Sales experience. Most recently he was the National Sales Director for Bent Water Brewing Company. Nestor led a nine person sales team and scaled the brewery to 10 states of distribution. For the next several months he will focus on leveraging his relationships with Brands and Distributors to build out the pilot for the B2B SaaS platform.

TERMS

Nipyata

Overview

PRICE PER SHARE	VALUATION
$2.13	$17.04M
DEADLINE	**AMOUNT RAISED**
Apr 15, 2023	$79,806.92

Breakdown

MIN INVESTMENT	OFFERING TYPE
$249.21	Equity
MAX INVESTMENT	**ASSET TYPE**
$1,234,999.56	COMMON
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
4,694	Common Stock
	MAX NUMBER OF SHARES OFFERED
	579,812

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Risks

Company	:	Nipyata, Inc.
Corporate Address	:	308 Catalina Boulevard, San Rafael, CA 94901
Offering Minimum	:	$9,998.22
Offering Maximum	:	$1,234,999.56
Minimum Investment Amount (per investor)	:	$249.21

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,694
Maximum Number of Shares Offered	:	579,812
Price per Share	:	$2.13
Pre-Money Valuation	:	$17,040,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$249+ | The Stay Classy

Receive a 12-pack of our Drinkable Greeting Cards to share with your favorite boozy friends, family and co-workers, plus 10% off NIPYATA! orders for one year. Stay Classy you boozy beauty.

$500+ | The Stay Bougie

Receive a FREE Stay Classy Burrito (includes 10 of our favorite nips) with your investment. Celebrate perhaps the smartest investment you've ever made by smashing the original booze-filled piñata. Cheers to you, Mr. Warren Buffet, you boozy beaut!

$1,000+ | The Dirty Bird

Receive a FREE $100 Sampler Pack from our favorite Beverage Alcohol Brands including BakeSale, SodaJerk, Hecho Tequila & Soda, VIVA Tequila Seltzer and Celaya Tequila! This investment is going to be the talk of the town at your next social soiree.

$2,500+ | El Toro Loco

Receive a FREE $150 Sampler Pack as detailed in Tier 3. The Crazy Bull once said you'd be crazy not to invest into NIPYATA! Start Engine Round. Then you realized you didn't invest nearly enough. Double down with the El Toro Loco and thank us later.

$5,000+ | The Peen

Receive a FREE $250 Sampler Pack as detailed in Tier 3. The Peen-Yata! put NIPYATA! on the map for the ultimate Bachelorette Party Enhancement Gift - and this investment might just put you on the Midas List. Includes 5% additional bonus shares.

$10,000+ | The Sugar Mama

15% Off All Nipyata Purchases For 2 Years. Receive a FREE $500 Sampler Pack as detailed in Tier 3! If you've always wanted to become a Sugar Mama, this perhaps could be just the right investment for you. Includes 10% additional bonus shares.

$25,000+ | The Big Hitter

20% Off All Nipyata Purchases For 2 Years. Receive a FREE $1,000 Sampler Pack as detailed in Tier 3. You're a Big Hitter and now it's time to get back on your yacht and enjoy some tasty beverages, you beauty! Includes 15% additional bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

StartEngine 10% Owners' Bonus

Nipyata, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.13 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $213. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

ALL UPDATES

01.27.23

Learn how we got into the biggest liquor store chain in California...

Happy Finally Friday Party People!

You want to hear the crazy story about how we got our NIPYATA! Drinkable Greeting Cards into 91 BevMo! Liquor Stores...with no buyer, no plan and no idea of what we were doing?

GoPuff had just acquired BevMo! and the BevMo! buyer that had signed off on the Purchase Order was long gone. She had unfortunately been let go in a massive restructuring, and we assumed the order for 6,000 Drinkable Greeting Cards was dead in the water.

Our biggest deal yet was suddenly squashed.

After a particularly rowdy corporate retreat in Mazatlan, our fearless leader opened up his laptop on the flight home- he could barely see his screen and still had the remnants of a scorpion in his teeth as he feverishly peppered every contact he could find.

"I'm going to find somebody at that company to do the damn deal," he thought to himself as he rifled emails out to anyone with a bevmo.com or gopuff.com email address....

After a four hour flight of surprisingly reliable wifi and furious emailing, lo and behold, in his hungover stupor he got a reply!

A logistics manager who happened to be a huge fan of NIPYATA! was willing to process the still live PO if we could get the cards delivered to 91 stores along with the 91 display units by Nov 10.

That gave us 3 weeks to turn it around. Challenge accepted.

Hench enlisted his two sons, his always-leery-of-NIPYATA!-projects wife, four taskers (free ad for TaskRabbit - for anyone out there in a jam- use TaskRabbit and you can get most anything done if you have a couple days and put your mind to it. Assuming, of course, it's legal (legal disclosure)).

Long story short, we pick 'n packed 6,000 greeting cards in three days and delivered / shipped them all to 91 stores in CA, AZ, OR and WA.

Our hands were blistered. Backs were tired. The garage was in tatters. My kids had called child services on me. Neighbors were ready to move.

But NIPYATA! was officially on the map! (link to map of all BevMo! // GoPuff stores that stock NIPYATA! Drinkable Greeting Cards)


DRINKABLE GREETING CARDS!
THE PERFECT BIRTHDAY CARD
NIPYATA!
Season's Greetings
CONG RATU LATI ONS!
THANK YOU!
I MISS YOU
I LOVE YOU
NIPYATA!

We are now officially live in one of the most glorious liquor stores in the world, BevMo!, and on their website www.bevmo.com (just search "nipyata" to find our cards and buy a ton of 'em).

We're still waiting for them to push us live in the GoPuff app! (hint hint, Randy, we know you're reading this right now, you beauty!).

We can't share any sales data yet, but please go to your local BevMo! or hit up bevmo.com and purchase some boozy, brilliant and fun Drinkable Greeting Cards. (The Birthday Cards are almost completely sold out!)

Add a few nips to your cart, and let's go make some bad decisions.

Oh and if you're still waiting to join the NIPYATA! party, invest now and let's get nipped, you boozy beauties!

Welcome to the family!
Stay Boozy-

-Team NIPYATA!

Will, Dan, Ryan

01.26.23

Will You Be My Valentine? ☐ Yes ☐ No Let's Drink About it


WILL YOU BE MY VALENTINE?
YES
NO
LET'S DRINK ABOUT IT

Good Thirsty Thursday morning Party People!

Ah, the classic Valentine's Day scenario - Will you be my Valentine? Yes, no or maybe.

Yes, and you were king/queen of the world. No, and you wanted to hide under a rock. Maybe, and you still hid under the rock hoping you might have a chance.

Fast forward to today, and your crush can now at least drink while she thinks...about you. And her. Together. Forever. Forever? That's a long time. Let's play this cool. Just send the card you know they'll love.

Quick Funding Update:

As always, thank you to everyone who has contributed! The next fundraising milestone we are aiming for is $125K! So, please continue to help us spread the word and share this raise with your family, friends, and co-workers: https://www.startengine.com/offering/nipyata

Please head to our campaign page to learn more about our campaign and to participate.

Thank you!

-Team NIPYATA!

Will, Dan, Ryan

01.25.23

Love is in the Air


NIPYATA!

Hello Party People!

Take a deep breath...you feel that? We sure do. It's love, and it's everywhere this time of year. Especially at Nipyata, where our Valentine's Day Pink Majestic Unicorn is waiting for you and your special someone to smash away and have the night of your life.

For Valentine's Day, we recommend stringing up the piñata first, then rolling around in baby oil with your partner before taking swings. It's just like any other piñata game, but now you're both covered in baby oil - it's sexy AND fun!

Shoot - are you still holding your breath?! Sorry. You can breathe now that you know we have you covered for your Valentine's Day gift giving.

A quick update on our StartEngine crowdfunding campaign:

We are at the three-week mark with over $70K in contributions!

Once again, Thank You to everyone who has contributed! The next fundraising milestone we are aiming for is $125K! So, please continue to help us spread the word and share this raise with your family, friends, and co-workers: https://www.startengine.com/offering/nipyata

Please head to our campaign page to learn more about our campaign and to participate.

Thank you!

-Team NIPYATA!

Will, Dan, Ryan

01.20.23

Nipyata x Betty Buzz + Aviation Gin = The Perfect Valentine’s Day Pairing


CHEERS
To my better half

Good morning and Happy Friday Party People!

Legend has it Cupid dipped his arrow in Aviation Gin before firing his first shot. So, be like Cupid and shoot your shot with our Valentine’s Day Drinkable Card featuring Betty Buzz + Aviation Gin! With Nipyata on your side, there’s no longer an excuse to forget or to show up empty-handed on Valentine’s Day. Check out the Valentine’s Day collection here: https://nipyata.com/collections/nipyata-valentines-day-gifts

And while we have your attention, a quick update on our StartEngine crowdfunding campaign:

We just passed the two week mark with almost $70K in contributions. Once again, a big Thank You to everyone who has participated! The next fundraising milestone we are aiming for is $125K! So, please continue to help us spread the word and share this raise with your family, friends, and co-workers: https://www.startengine.com/offering/nipyata

Please head to our campaign page to learn more about our campaign and to contribute.

Thank you!

-Team NIPYATA!

Will, Dan, Ryan, Rafe

01.18.23

10% Early Bird Share Bonus Expires At 1pm EST! Participate Today!


"I realized my dreams and paid my college tuition via selling booze filled pinatas."
NIPYATA!

Good morning Party People!

Our fundraising campaign on StartEngine will officially hit the two week mark today at 1:14 pm EST - at that time, the StartEngine 10% Early Bird Share Bonus expires! If you're interested in participating (and if you're reading this, we know you are!), please don't miss out on this Early Bird incentive!

Head to our campaign page to learn more about these incentives and to contribute.

As always, we would really appreciate it if you would help us spread the word and share this raise with your family, friends, and co-workers: https://www.startengine.com/offering/nipyata

Thank you!

-Team NIPYATA!

Will, Dan, Ryan, Rafe

01.12.23

Week One - Help us Surpass $50k Today!



Good afternoon Party People!

Our fundraising campaign on StartEngine just hit the one-week mark, so thank you to everyone who has helped get us to this point! So far, we have raised over $45K from 71 investors! We're off to a good start, and we are actively seeking more investors to help us fund our efforts, so please continue to help us spread the word!

For the next several days, we're offering bonus rewards to those who invest now. Head to our campaign page to learn more about these incentives.

Whether you've already invested or not, you should know that we're looking to build a long-term relationship with our investors. Our ultimate goal is to build a community of investors that influence others and act as our brand advocates. We're confident that we'll all be working together for a long long time.

Check out our campaign page - we'd love to have you involved!

Thank you!

-Team NIPYATA!

Will, Dan, Ryan, Rafe

01.10.23

We are now live on StartEngine

Hi everyone,

Hope your week is off to a great start!

We want to thank our existing investor community and those of you just beginning to follow along. This has been an incredible journey, and we want to give a big hug and say THANK YOU to everyone involved!

It's another exciting week here at NIPYATA! with the second annual Valentine's Day launch of everyone's favorite gin & tonic pairing - Aviation Gin & Betty Buzz tonic packaged in a delightfully festive Valentine's Day Drinkable Greeting Card - perfect for your significant other, boyfriend, girlfriend, husband, wife, or secret lover. Send one today to the person of your dreams!

And, if it's not too much to ask, we'd be forever grateful if you would help us spread the word and share this raise with your family, friends, and co-workers: https://www.startengine.com/offering/nipyata

Please help us reach our goal of $250K!

There's a ton of excitement in the air at NIPYATA! right now, and we'd love to have as many people as possible join the party!

Thanks again!

-Your friends at NIPYATA!
Dan, Will, Andrew, Ryan and Rafe

Show More Updates

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Nipyata.

$249.00

STARTENGINE OWNER'S BONUS

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Select

$249.00

THE STAY CLASSY (TIER 1)

Receive a 12-pack of our Drinkable Greeting Cards to share with your favorite boozy friends, family and co-workers, plus 10% off NIPYATA! orders for one year. Stay Classy you boozy beauty.

Select

$500.00

THE STAY BOUGIE (TIER 2)

Receive a FREE Stay Classy Burrito (includes 10 of our favorite nips) with your investment. Celebrate perhaps the smartest investment you've ever made by smashing the original booze-filled piñata. Cheers to you, Mr. Warren Buffet, you boozy beaut!

Select

$1,000.00

THE DIRTY BIRD (TIER 3)

Receive a FREE $100 Sampler Pack from our favorite Beverage Alcohol Brands including BakeSale, SodaJerk, Hecho Tequila & Soda, VIVA Tequila Seltzer and Celaya Tequila! This investment is going to be the talk of the town at your next social

Select

$2,500.00

EL TORO LOCO (TIER 4)

Receive a FREE $150 Sampler Pack as detailed in Tier 3. The Crazy Bull once said you'd be crazy not to invest into NIPYATA! Start Engine Round. Then you realized you didn't invest nearly enough. Double down with the El Toro Loco and thank us later.

Select

$5,000.00

THE PEEN (TIER 5)

Receive a FREE $250 Sampler Pack as detailed in Tier 3. The Peen-Yata! put NIPYATA! on the map for the ultimate Bachelorette Party Enhancement Gift - and this investment might just put you on the Midas List. Includes 5% additional bonus shares.

Select

$10,000.00

THE SUGAR MAMA (TIER 6)

15% Off All Nipyata Purchases For 2 Years. Receive a FREE $500 Sampler Pack as detailed in Tier 3! If you've always wanted to become a Sugar Mama, this perhaps could be just the right investment for you. Includes 10% additional bonus shares.

Select

$25,000.00

THE BIG HITTER (TIER 7)

20% Off All Nipyata Purchases For 2 Years. Receive a FREE $1,000 Sampler Pack as detailed in Tier 3. You're a Big Hitter and now it's time to get back on your yacht and enjoy some tasty beverages, you beauty! Includes 15% additional bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Jairus Mcallum 20 INVESTMENTS

16 days ago

What is the company exit strategy

1 0

Will Hench

Nipyata • 16 days ago

Hi Jairus, Our goal is to build a company that will be attractive to a 1800Flowers, Uber/Drizly, ReserveBar or larger e-comm player. ...

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0

Lawrence Gray

20 days ago

I thought I invested last week but have not received any confirmation. Can you check for me? Email me back if you need info. thank you

1 1

Daniel Cedrone

20 days ago

Lawrence, thank you for your support! Please reach out to contact@startengine.com for confirmation. We apologize for the ...

Show more

0

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Opens with clip from The Today Show featuring NIPYATA!a.

Speaker One: If you don't want this, you're not fun. It's called the Nipyata.

Speaker Two: It's called the what?!

Speaker One: A Nipyata.

Brand intro with montage of product shots (background tune played throughout)a.

Includes video clips and photos of

1. Products in action

2. Social media screen shots

3. Ends with animated shot of NIPYATA! logo and website

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.